U.S. SECURITIES AND EXCHANGE

FORM 3            Washington, D.C. 20549                     OMB APPROVAL
                                                            --------------
   INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES   OMB Number:
                                                             Expires:
Filed pursuant to Section 16(a) of the Securities Exchange   Estimated average
Act of 1934, Section 17(a) of the Public Utility  Holding    burden hours per
Company Act of 1935 or Section 20(f) of the Investment       response . . . 0.5
Company Act of 1949

------------------------------------------------------------- -------------------  ----------------------------------------------
1.  Name and Address of Reporting Person                      2.  Date of Event    4.  Issuer Name and Ticker or Trading Symbol
                                                              Requiring Statement
Belfort, Jordan                                               (Month/Day/Year)      Steven Madden, Ltd.
------------------------------------------------------------   9/8/97               SHOO
 (Last)        (First)         (Middle)                       -------------------  ----------------------------------------------
                                                                                     5.  Relationship of Reporting Person
500 North Broadway, Suite 240                                                             to Issuer (Check all applicable)
------------------------------------------------------------  3.  IRS or Social
                   (Street)                                   Security Number of     [ ]Director        [X] 10% Owner
Jericho, New York  11753                                      Reporting Person       [ ] Officer        [ ] Other (specify
------------------------------------------------------------  (Voluntary)             (give title below)
  (City)       (State)            (Zip Code)

------------------------------------------------------------- ----------- ---------------------------
6.  If Amendment, Date of
    Original (Month/Day/Year)

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    --------------------------

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                                     Table I - Non- Derivative Securities Beneficially Owned

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1.  Title of Security              2.  Amount of Securities     3.  Ownership Form:          4.  Nature of Indirect Beneficial
     (Instr. 4)                         Beneficially Owned           Direct (D) or                Ownership (Instr. 5)
                                        (Instr. 4)                   Indirect  (I)
                                                                     (Instr. 5)
---------------------------------- ---------------------------- ---------------------------- ----------------------------------
Common Stock                       1,244,371(1)                 D(2)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                  Table II - Derivative Securities Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)

-------------------------  ----------------------  ------------------------  ------------  ----------------- -----------------------
1.  Title of Derivative    2.  Date Exercisable    3. Title and Amount of   4.Conversion   5. Ownership       6. Nature of Indirect
    Security  (Instr. 4)       and Expiration Date    Securities Underlying   or Exercise     form of            Beneficial
                               (Month/Day/            Derivative Security     Price of        Derivative         Ownership(Instr. 5)
                               Year)                  (Instr. 4)              Derivative      Security: Direct
                                                                              Security        (D) or Indirect
                                                                                              (I)(Instr. 5)

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                          Date        Expiration   Title       Amount or
                          Exercisable Date                     Number of
                                                               Shares

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Units                     Now                    Common Stock  315,000     $5.80          D
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

Explanation of Responses:

(1) This number includes the 315,000 shares issuable upon exercise of the Units.

(2) On September 8, 1997 Mr. Belfort entered into a purchase agreement to acquire 899,731 shares of Madden Common at a price of $5.00 per share from an escrow agent holding such shares as security for certain obligations of the holder of such shares. The full purchase consideration for such shares has been paid to the escrow agent and only the registration of such transfer on the books of the Issuer's transfer agent remains to be completed.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                           /s/ Jordan Belfort              September 15, 1997
                    --------------------------------
                    ** Signature of Reporting Person               Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.